WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

October 1, 2008

Mr. David L. Orlic
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed September 23, 2008
File No. 0-52366

Dear Mr. Orlic:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed September 23, 2008.

We have inserted disclosures concerning no other plan to issue additional shares as noted in comment 1 and additional potential anti-takeover effects as noted in comment 2 to this amendment. These are marked in the red line version of the draft filed on EDGAR.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.